Prospectus Supplement	Filed Pursuant to Rule 424(b)(3)

(To Prospectus dated December 23, 2004)	Registration No. 333-115551

3,084,574 Shares

Common Stock

      The shares of common stock are being sold by the selling stockholders named in this prospectus supplement. We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders. We will receive payments for certain option exercises by one of the selling stockholders.

      Shares of our common stock are listed on the Nasdaq National Market under the symbol “ECPG”. The last reported sale price of our common stock on January 19, 2005 was $20.45 per share.

       Investing in our common stock involves risks that are described in the “Risk Factors” section of the accompanying prospectus beginning on page 3.

	Per Share	Total

Offering price	$20.00	$61,691,480.00
Discounts and commissions to underwriters	$0.35	$1,079,600.90
Proceeds before expenses to selling stockholders	$19.65	$60,611,879.10

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The underwriter expects to deliver the shares of common stock to investors on or about January 25, 2005.

Jefferies & Company, Inc.

Prospectus Supplement dated January 20, 2005.

PROSPECTUS SUPPLEMENT

ABOUT THIS PROSPECTUS SUPPLEMENT

      This document is in two parts. The first is this prospectus supplement, which describes the specific terms of the common stock being offered by the selling stockholders. The second part, the accompanying prospectus dated December 23, 2004, gives more general information about the common stock which may be sold by the selling stockholders and about Encore Capital Group, Inc. You should read the entire prospectus supplement, the accompanying prospectus, as well as the information incorporated by reference in the accompanying prospectus, before making an investment decision.

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. Neither we nor the selling stockholders have authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Under no circumstances should the delivery to you of this prospectus supplement and the accompanying prospectus or any sale made pursuant to this prospectus supplement create any implication that the information contained in this prospectus supplement and the accompanying prospectus is correct as of any time after the date of this prospectus supplement.

      In this prospectus supplement, when we refer to Encore Capital Group, Inc. and use phrases such as “we,” “our” and “us,” we are referring to Encore Capital Group, Inc. and its subsidiaries as a whole, except where it is clear from the context that any of these terms refers only to Encore Capital Group, Inc. Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus supplement to “$” or “dollars” are to the lawful currency of the United States.

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SUMMARY

      The following summary may not contain all of the information that is important to you. You should read the following summary together with the more detailed information regarding us, the common shares being sold in this offering, and our financial statements and notes thereto that are contained in the accompanying prospectus and in the documents incorporated therein by reference.

The Company

General

      We are a systems-driven purchaser and manager of charged-off consumer receivables portfolios. We acquire these portfolios at deep discounts from their face values using our proprietary valuation process that is based on the consumer attributes of the underlying accounts. Based upon our ongoing analysis of these accounts, we employ a dynamic mix of collection strategies to maximize our return on investment.

      We purchase discrete pools of consumer receivables directly from credit card originators and other lenders, as well as from a variety of resellers. We have established certain relationships that allow us to purchase portfolios directly through negotiated transactions, and we participate in the auction-style purchase processes that typify our industry in which we bid competitively with others to purchase receivables portfolios. In addition, from time to time, we enter into “forward flow” arrangements in which we agree to buy receivables that meet agreed upon parameters over the course of the contract term. Since mid-2000, we have purchased pools of consumer receivables from approximately 40 credit originators and resellers.

      We evaluate each portfolio for purchase using our proprietary valuation and underwriting processes developed by our in-house team of statisticians. Unlike many of our competitors which we believe often base their purchase decisions primarily on numerous aggregated portfolio-level factors, including the lender/originator, the type of receivables to be purchased, or the number of collection agencies the accounts have been placed with previously, we base our purchase decisions primarily on our analysis of the specific accounts included in a portfolio. Based upon this analysis, we determine a value for each account, which we aggregate to produce a valuation of the entire portfolio. We believe this capability allows us to perform more accurate valuations of receivables portfolios. In addition, we have successfully applied this methodology to other types of consumer receivables.

Purchasing Outlook

      Over the past 12 months, prices for charged-off consumer receivables portfolios have continued to rise due to increased competition in the purchase market, making it increasingly difficult to acquire portfolios on attractive terms. We believe that our success, and the success of some of our competitors, has attracted a large amount of investment capital into this industry, much of which has flowed into companies that have a different type of business model than we employ. With this inflow of capital, we have seen a significant increase in the pricing of certain portfolios to levels that we believe are not justified.

      For example, we reported on January 11, 2005 that we were not successful in our effort to obtain a twelve month renewal of a forward-flow purchase agreement that in past periods accounted for a significant amount of our purchasing volume. Portfolios acquired from this seller represented approximately 9% of our total purchases during the fourth quarter of 2004, approximately 20% of our purchases for fiscal 2004, and from 32% to 34% of our total purchases for 2001, 2002 and 2003. Though our renewal bid was higher than what we had paid under the expired agreement, the winning bid was almost twice the price that we paid in 2004 for portfolios under this arrangement.

      While we believe that our experience with this portfolio seller is indicative of the challenges posed by the current market conditions, it also reflects our commitment to maintaining a disciplined approach to our portfolio acquisitions. We will continue to focus our efforts on identifying, evaluating and acquiring receivables portfolios that allow us to achieve profitable returns, and continue to believe that our diversified business model will enable us to do so. As evidence of our success in this regard, in the fourth quarter of 2004, we invested $46.1 million in portfolio purchases with an average price of 3.8% of face value. For all of fiscal 2004, we invested $103.4 million in portfolio purchases — a 15.1% increase compared to the $89.8 million of portfolios purchased during fiscal 2003. In addition, in light of the uncertainty regarding our ability to extend the forward-flow arrangement, we negotiated the terms of other purchases that are expected to close in January.

      In the near term, the current trends in the purchasing market for receivables portfolios will make it more difficult to replicate the past returns that we have achieved on portfolios purchased during the period from 2000 through 2002.

SOX 404 Update

      Section 404 of the Sarbanes-Oxley Act, commonly referred to as “SOX,” requires public companies to satisfy certain internal control requirements. In substance, Section 404 requires annual management assessments of the effectiveness of our internal controls over financial reporting, and a report by our independent auditors addressing these assessments.

      We are required to satisfy SOX 404 requirements beginning with the fiscal year ended December 31, 2004. Although we are aggressively pursuing compliance, and have expended in excess of $1 million in this effort (including the addition of external resources dedicated to this task), we may not be able to timely achieve all of the objectives of the rule for the 2004 fiscal year. We do not anticipate that any inability to satisfy the requirements of SOX 404 would affect our ability to complete our financial audit on time.

The Offering

Common stock offered by the selling stockholders	3,084,574

Common stock outstanding before and after the offering(1)	22,216,474

Use of proceeds	We will not receive any proceeds from the sale of the common stock covered by this prospectus supplement. We will receive payments for option exercises by one of the selling stockholders, estimated at approximately $550,000. The proceeds received from this option exercise will be used for general corporate purposes.

Nasdaq symbol	ECPG

(1)	The number of common shares outstanding after this offering is based on the number of shares outstanding as of January 14, 2005 (after giving effect to the exercise of options to acquire 50,000 shares by one of the selling stockholders) and excludes 2,451,321 shares reserved for issuance under our employee compensation and stock plans, of which options to purchase 2,034,489 shares at a weighted-average exercise price of $6.41 are outstanding as of January 14, 2005.

USE OF PROCEEDS

      We will not receive any proceeds from the sale of the common stock covered by this prospectus supplement. We will receive payments for option exercises by one of the selling stockholders, estimated at approximately $550,000. The proceeds received from this option exercise will be used for general corporate purposes.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

      Our common stock is traded on The Nasdaq Stock Market’s National Market under the symbol “ECPG”. Prior to July 21, 2003, our stock traded on the OTC Electronic Bulletin Board under the symbol “ECPG.OB” (and before we changed our name, “MCMC.OB”).

      While on the OTC, trading in our stock was often sporadic with a relatively low volume of shares traded. Quotations on the OTC reflect inter-trader prices, without material mark-up, markdown or commission and may not necessarily represent actual transactions.

      The high and low closing sales prices of the common stock, as reported by The Nasdaq Stock Market’s National Market and the OTC Electronic Bulletin Board for each quarter during our two most recent fiscal years and this year are reported below.

	High	Low

2003
First Quarter	$1.60	$1.05
Second Quarter	$9.70	$1.60
Third Quarter	$14.40	$8.99
Fourth Quarter	$15.10	$11.85
2004
First Quarter	$17.35	$14.30
Second Quarter	$17.22	$13.14
Third Quarter	$19.20	$14.09
Fourth Quarter	$25.08	$18.46
2005
First Quarter (through January 19)	$23.29	$20.45

      See “The Company — Dividends” in the accompanying prospectus regarding a statement of our dividend policy.

SELLING STOCKHOLDERS

      A total of 3,084,574 shares of common stock are being offered by the selling stockholders. See “Selling Stockholders” in the accompanying prospectus for more information about the stock ownership of the selling stockholders and the number of shares of common stock being offered by each. Based on information provided to us on behalf of the selling stockholders, each of the selling stockholders beneficially owns the number of shares indicated therein as being owned prior to this offering, except for Mr. Barkley, who sold a total of 37,162 shares of common stock subsequent to the date as of which such information was shown.

UNDERWRITING

      Jefferies & Company, Inc. has agreed to purchase, and the selling stockholders have agreed to sell to Jefferies & Company, Inc., 3,084,574 shares of our common stock.

      The underwriting agreement between us, the selling stockholders and Jefferies & Company, Inc. provides that the obligations of the underwriter to purchase the shares offered by the selling stockholders are subject to some conditions. The underwriter is obligated to purchase all of the shares offered by the selling stockholders, if any of the shares are purchased.

      Our common stock is traded on the Nasdaq National Market under the symbol “ECPG”.

      The underwriter proposes to offer the shares to the public initially at the public offering price set forth on the cover of this prospectus supplement, and to some dealers at that price less a concession not in excess of $0.21 per share. The underwriter may allow, and those dealers may reallow, a discount not in excess of $0.10 per share to other dealers. After this offering, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the underwriter.

      The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriter by the selling stockholders.

Paid by the
Selling
Stockholders

Per share	$0.35
Total	$1,079,600.90

      We estimate that the total expenses of this offering will be approximately $450,000, which will be paid by us in accordance with the terms of certain registration rights agreements between us and certain of the selling stockholders.

      This offering of the shares is made for delivery when, as and if accepted by the underwriter and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriter reserves the right to reject an order for the purchase of shares in whole or in part.

      We and the selling stockholders have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriter may be required to make in respect of these liabilities.

      We and our executive officers and directors and the selling stockholders have agreed that, subject to limited exceptions, for a period of 45 days after the date of this prospectus supplement, we and they will not offer, sell, contract to sell, pledge or otherwise dispose of any shares of our common stock or securities or other rights convertible into or exchangeable or exercisable for any shares of our common stock either owned as of the date of this prospectus supplement or thereafter acquired without the prior written consent of the underwriter.

      In connection with this offering, the underwriter may engage in passive market making transactions in the common stock on the Nasdaq National Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. If the underwriter commences passive market making transactions, it may discontinue them at any time.

      The underwriter and/or its affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings with us in the ordinary course of business. In particular, the underwriter acted as the managing underwriter of our common stock offering in 2003. The underwriter and/or its affiliates have received, and may in the future receive, customary fees and commissions for the transactions.

LEGAL MATTERS

      Certain legal matters with respect to the validity of the shares of common stock offered hereby will be passed upon for us by Snell & Wilmer L.L.P., Phoenix, Arizona. Certain legal matters related to the offering will be passed upon for the underwriter by Latham & Watkins LLP, Costa Mesa, California.

PROSPECTUS

Encore Capital Group, Inc.

3,084,574 Shares

Common Stock

      This prospectus relates to the sale of up to 3,084,574 shares of our common stock, representing 13.95% of the total number of shares outstanding at November 30, 2004. All of the shares covered by this prospectus, when and if they are sold, will be sold by the selling stockholders identified in the section of this prospectus entitled “Selling Stockholders” or their transferees.

      Our common stock is publicly traded on the Nasdaq National Market (“Nasdaq”) under the symbol “ECPG”. On December 3, 2004, the last reported sale price for the common stock on the Nasdaq National Market was $23.23 per share.

      The selling stockholders will receive all the proceeds from any sales of the shares of common stock offered by this prospectus. We will receive payments for certain option exercises by selling stockholders. We will not receive any of the proceeds from the sale of these shares.

      The selling stockholders may from time to time offer and sell their respective shares of common stock, in the same offering or in separate offerings, to or through underwriters, dealers and agents or directly to purchasers. Any underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of shares for whom they may act as agent. The names of any underwriters or agents involved in the sale of their common stock and their compensation will be described in an accompanying prospectus supplement. See “Plan of Distribution.”

       Investing in our common stock involves risks. See “Risk Factors” beginning at page 3.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 23, 2004

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement we filed with the Securities and Exchange Commission using a shelf registration process. Under this process, the selling stockholders may offer and sell from time to time up to an aggregate of 3,084,574 shares of our common stock.

      This prospectus describes our common stock and the general manner in which the selling stockholders will offer our common stock. Each time shares of common stock are sold, we will, if required, provide a supplemental prospectus that describes the specific manner in which they may be offered. The prospectus supplement may add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read the prospectus supplement and this prospectus, along with the documents incorporated by reference and described under the heading “Incorporation of Certain Documents by Reference”, before making your investment decision.

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THE COMPANY

      This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should read the following summary together with the more detailed information included in this prospectus. You should also carefully read the documents that are identified under the heading “Incorporation of Certain Documents by Reference” near the end of this prospectus.

Encore Capital Group, Inc.

      We are a systems-driven purchaser and manager of charged-off consumer receivables portfolios. We acquire these portfolios at deep discounts from their face values using our proprietary valuation process that is based on the consumer attributes of the underlying accounts. Based upon our ongoing analysis of these accounts, we employ a dynamic mix of collection strategies to maximize our return on investment.

      We purchase discrete pools of consumer receivables directly from credit card originators and other lenders, as well as from a variety of resellers. We have established certain relationships that allow us to purchase portfolios directly through negotiated transactions, and we participate in the auction-style purchase processes that typify our industry in which we bid competitively with others to purchase receivables portfolios. In addition, we enter into “forward flow” arrangements in which we agree to buy receivables that meet agreed upon parameters over the course of the contract term. Since mid-2000, we have purchased pools of consumer receivables from approximately 40 credit originators and resellers.

      We evaluate each portfolio for purchase using our proprietary valuation and underwriting processes developed by our in-house team of statisticians. Unlike many of our competitors which we believe often base their purchase decisions primarily on numerous aggregated portfolio-level factors, including the lender/originator, the type of receivables to be purchased, or the number of collection agencies the accounts have been placed with previously, we base our purchase decisions primarily on our analysis of the specific accounts included in a portfolio. Based upon this analysis, we determine a value for each account, which we aggregate to produce a valuation of the entire portfolio. We believe this capability allows us to perform more accurate valuations of receivables portfolios. In addition, we have successfully applied this methodology to other types of consumer receivables.

Dividend Policy

      As a public company, we have never declared or paid dividends on our common stock. However, the declaration, payment and amount of future dividends, if any, is subject to the discretion of our board of directors, which may review our dividend policy from time to time in light of the then existing relevant facts and circumstances. Under the terms of our $75.0 million Secured Financing Facility, we are permitted to declare and pay dividends in an amount not to exceed, during any fiscal year, 20% of our audited consolidated net income for the then most recently completed fiscal year, so long as no default or unmatured default under the facility has occurred and is continuing or would arise as the result of the dividend payment. The Secured Financing Facility requires us to meet and maintain certain financial covenant and other requirements; if we fail to meet those requirements, our ability to make dividend payments is restricted. We may also be subject to additional dividend restrictions under future financing facilities.

The Offering

Common Stock offered by the selling stockholders	3,084,574 shares

Use of proceeds	We will not receive any proceeds from the sale of the shares in this offering. We will receive payments for option exercises by one of the selling stockholders, estimated at approximately $550,000, assuming that such selling stockholder exercises all options held by him with respect to shares covered by this prospectus.

Nasdaq National Market symbol	ECPG

Principal Office Address and Telephone Number	Encore Capital Group, Inc. 8875 Aero Drive, Suite 200 San Diego, CA 92123 (877) 445-4581

RISK FACTORS

      Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before making an investment decision. If any of the possible adverse events described below actually occurs, our business, results of operations, or financial condition would likely suffer. In such an event, the market price of our common stock could decline and you could lose all or part of your investment.

Risks Related To Our Business

Our quarterly operating results may fluctuate and cause our stock price to decrease.

      Our quarterly operating results will likely vary in the future, due to a variety of factors that could affect our revenues and operating expenses in any particular quarter. We expect that our operating expenses as a percentage of collections will fluctuate in the future as we expand into new markets, increase our new business development efforts, hire additional personnel, and incur increased insurance and regulatory compliance costs. In addition, our operating results have fluctuated and may continue to fluctuate as the result of the factors described below and elsewhere in this prospectus:

•	the timing and amount of collections on our receivables portfolios, including the effects of seasonality;

•	any charge to earnings resulting from an impairment in the carrying value of our receivables portfolios;

•	increases in operating expenses associated with the growth or change of our operations;

•	the cost of credit to finance our purchases of receivables portfolios; and

•	the timing and terms of our purchases of receivables portfolios.

      There has been considerable variation in our purchasing volume from quarter to quarter and we expect that to continue. Further, our industry is currently experiencing increased competition in the purchase of receivables portfolios, resulting in rising prices and decreasing profitability. The volume of our portfolio purchases may continue to be limited while prices are high. Because we recognize revenue on the basis of projected collections on purchased portfolios, we may experience variations in quarterly revenue and earnings due to the timing of portfolio purchases.

      The American Institute of Certified Public Accountants has issued a Statement of Position, which is effective for us beginning in the first quarter of 2005, that revises the accounting standard that governs underperforming receivables portfolios. Under the revised standard, material decreases in expected cash flows would result in an impairment charge while the yield we recognize on the receivables portfolio would remain unchanged, which would have an adverse effect on our earnings.

      Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year and revenues and earnings for any particular future period may decrease. We may not be able to curtail our spending quickly enough if our revenues fall short of our expectations. In the future, operating results may fall below the expectations of securities analysts and investors. In that event, the price of our common stock would likely decrease.

We may not be able to purchase receivables at sufficiently favorable prices or terms for us to be successful.

      Our ability to operate profitably in the long run depends upon the continued availability of receivables for purchase on a cost-effective basis. Based on our business model, we seek to purchase receivables portfolios where projected collections will exceed our acquisition costs by some multiple, depending on the types of receivables involved. A hypothetical 25% increase in the purchase price of portfolios due to increased market competition or other factors would not produce a change in the projected collections of any given portfolio, but such an increase would reduce the ratio of collections to acquisitions costs for a given portfolio, and thereby negatively affect our profitability.

      The availability of receivables portfolios at favorable prices and on favorable terms depends on a number of factors, including:

•	the continuation of the current growth and charge-off trends in consumer debt and sales of receivables portfolios by originating institutions;

•	our ability to develop and maintain long-term relationships with key major credit originators;

•	our ability to obtain adequate data from credit originators or portfolio resellers to appropriately evaluate the collectibility of, and estimate the value of, portfolios; and

•	competitive factors affecting potential purchasers and sellers of receivables, including competitive pricing pressures, which may increase the cost to us of acquiring portfolios of receivables and reduce our return on such purchased portfolios.

      To operate profitably over the long term, we must continually purchase and collect on a sufficient volume of receivables to generate cash collections and the related revenues that exceed our costs.

We rely on our forward flow purchase arrangements and a significant seller to provide sufficient quantities of receivables for our purchase.

      We depend on a combination of individual portfolio purchases and forward-flow purchase agreements to provide the raw material (charged off receivables) for our collections. Generally, our forward-flow contracts are terminable by either us or the seller of the receivables on 60 days notice without penalty. Because sellers looking to enter into or renew forward flow arrangements commonly select their purchasers through competitive bidding processes, the renewal or continuation of these forward flow agreements is dependent on market conditions and pricing terms. Accordingly, while our forward flow arrangements provide significant benefits to us in terms of continuity and operational efficiencies, we cannot rely on our forward flow agreements to insulate us from competitive pricing pressures or to provide a guaranteed source of portfolios beyond the very short term.

      In addition, we expect that a significant percentage of our portfolio purchases for any given fiscal year may be concentrated with a few large sellers, some of which may also involve forward flow arrangements. For example, our two principal sellers of consumer receivables in recent years have been among the top 10 consumer credit card companies in the nation, one of which has accounted for more than twenty-five percent of the charged-off receivables we have purchased since 2001. We cannot guarantee that any of our significant sellers will continue to sell charged-off receivables to us on terms and in quantities acceptable to us, or that we would be able to replace such purchases with purchases from other sellers. We also believe our long term purchasing relationships with key sellers provide us with more reliable portfolio data (which we use to guide us in our negotiation of pricing terms and to focus our collection efforts with respect to their portfolios) compared to the amount and quality of data we typically have when we enter into agreements with new sellers.

      Any significant decrease in the volume of our purchases from any of our principal sellers, including those involving forward flow arrangements, would force us to seek alternative sources of charged off receivables, which could take time, be of lower quality, cost more, or any combination of these factors, any of which could adversely affect our financial performance.

We may not be able to collect sufficient amounts on our receivables portfolios to recover our costs and fund our operations.

      We acquire and service receivables that the obligors have failed to pay and the sellers have deemed uncollectible and written off. The originating institutions generally make numerous attempts to recover on their non-performing receivables, often using a combination of their in-house collection and legal departments as well as third party collection agencies. These receivables are difficult to collect and we may not be successful in collecting amounts sufficient to cover the costs associated with purchasing the receivables and funding our operations.

The statistical model we use to project remaining cash flows from our receivables portfolios may prove to be inaccurate, which could result in reduced revenues if we do not achieve the collections forecasted by our model.

      We recently implemented our internally developed Unified Collection Score (UCS) model to project the remaining cash flows from our receivables portfolios. Our UCS model considers known data about our customers’ accounts, including, among other things, our collection experience and changes in external customer factors, in addition to all data known when we acquired the accounts. Our use of the UCS model has resulted in an increase in revenues due to upward aggregate adjustments to our projected collections. There can be no assurance, however, that we will be able to achieve the collections forecasted by our UCS model. If we are not able to achieve these levels of collection, our revenues will be reduced, which could result in a reduction of our earnings.

Our industry is highly competitive, and we may be unable to continue to successfully compete with businesses that may have greater resources than we have.

      We face competition from a wide range of collection companies and financial services companies which may have substantially greater financial, personnel and other resources, greater adaptability to changing market needs and more established relationships in our industry than we currently have. We also compete with traditional contingency collection agencies and in-house recovery departments. Competitive pressures adversely affect the availability and pricing of charged-off receivables portfolios, as well as the availability and cost of qualified recovery personnel. As there are few significant barriers to entry for new purchasers of charged-off receivables portfolios, we cannot assure you that additional competitors with greater resources than ours will not enter our market. If we are unable to develop and expand our business or adapt to changing market needs as well as our current or future competitors are able to do, we may experience reduced access to charged-off receivables portfolios at appropriate prices and reduced profitability.

      Moreover, we cannot assure you that we will be able to continue to offer competitive bids for charged-off receivable portfolios. We face bidding competition in our acquisition of charged-off receivable portfolios. In our industry, successful bids generally are awarded on a combination of price, service, and relationships with the debt sellers. Some of our current and future competitors may have more effective pricing and collection models, greater adaptability to changing market needs, and more established relationships in our industry. They may also pay prices for portfolios that we determine are not reasonable. There can be no assurance that we will continue to offer competitive bids for charged-off consumer receivables portfolios. In addition, there continues to be consolidation of issuers of credit cards, which have been a principal source of receivable purchases. This consolidation has limited the number of sellers in the market and has correspondingly given the remaining sellers increasing market strength in the price and terms of the sale of credit card accounts.

Our failure to purchase sufficient quantities of receivables portfolios may necessitate workforce reductions, which may harm our business.

      Because fixed costs, such as certain personnel salaries and lease or other facilities costs, constitute a significant portion of our overhead, if we do not continually augment the receivables portfolios we service with additional receivables portfolios or collect sufficient amounts on receivables owned or serviced by us, we may be required to reduce the number of employees in our collection operations. These practices could lead to:

•	lower employee morale, higher employee attrition rates, fewer experienced employees and higher recruiting and training costs;

•	disruptions in our operations and loss of efficiency in collection functions; and

•	excess costs associated with unused space in collection facilities.

High financing costs currently have an adverse effect on our earnings.

      In December 2000, we entered into a $75.0 million Secured Financing Facility to fund portfolio purchases. It provides the lender with interest at a stated rate plus participation in the profits from acquired portfolios. The effective borrowing rate under this facility was 58.3% for the year ended December 31, 2003 and 118.4% for the nine months ended September 30, 2004. These effective borrowing rates are calculated by including in the numerator the base interest paid to the lender, plus the lender’s participation in the residual collections from the acquired portfolios, while the denominator is the average loan principal outstanding for the specified period. However, pursuant to a recent amendment to this facility, the total amount owed the lender has been capped for most portfolios financed under the facility between October 15, 2004 and the facility’s termination date, December 31, 2004, which will result in a reduction of our effective borrowing rate compared to what we would have owed under the facility absent such amendment. Under an agreement with this lender, we are required to offer the lender the opportunity to finance all purchases of credit card receivables portfolios using this facility through December 31, 2004. Each note has a maturity date not to exceed 27 months after the borrowing date. This facility limits the earning potential for portfolios we own that are or were financed under it by increasing our costs of borrowing, subject to the caps imposed by our recent amendment. The sharing in residual cash flows constitutes a future profit sharing obligation which continues for the entire economic life of most receivables portfolios financed using this facility, and will extend substantially beyond the expiration date of the Secured Financing Facility. The nature of this obligation to pay contingent interest is likely to continue to result in substantial effective rates of interest paid with respect to the Secured Financing Facility.

We may be unable to meet our future liquidity requirements.

      We depend on both internal and external sources of financing to fund our purchases of receivables portfolios and our operations. Our need for additional financing and capital resources increases dramatically as our business grows. Our inability to obtain financing and capital as needed or on terms acceptable to us would limit our ability to acquire additional receivables portfolios and to operate our business.

We may not be able to continue to satisfy the restrictive covenants in our debt agreements.

      Our debt agreements impose a number of restrictive covenants. Failure to satisfy any one of these covenants could result in all or any of the following adverse results:

•	acceleration of indebtedness outstanding;

•	cross defaults and acceleration of indebtedness under other financing agreements;

•	our removal as servicer under our secured financing transactions and possibly other cross-defaulted facilities and loss of servicing fees and other consequences;

•	liquidation of the receivables in our secured financing transactions and loss of our expected future excess recoveries on receivables in the financed pools;

•	our inability to continue to make purchases of receivables needed to operate our business; or

•	our inability to secure alternative financing on favorable terms, if at all.

We use estimates in our accounting and our earnings will be reduced if actual results are less than estimated.

      We utilize the interest method to determine revenue recognized on substantially all of our receivables portfolios. Under this method, each pool of receivables is modeled upon its projected cash flows. A yield is then established which, when applied to the outstanding balance of the receivables, results in the recognition of revenue at a constant yield relative to the remaining balance in the receivables portfolio. The actual amount recovered by us on portfolios may substantially differ from our projections and may be lower than initially projected. If differences are material, then we may reduce our yield, which would negatively affect our earnings, or take a write off on all or a portion of our investment.

We will be required to change how we account for underperforming receivables portfolios, which will have an adverse effect on our earnings.

      The American Institute of Certified Public Accountants has issued a Statement of Position (“SOP”) 03-03, “Accounting for Loans and Certain Debt Securities Acquired in a Transfer,” that revises the accounting standard that governs underperforming receivables portfolios. This SOP is effective for us beginning in the first quarter of 2005. Under the standard, material increases in expected cash flows will continue to result in a prospective increase in the yield we recognize on a receivables portfolio. However, material decreases in expected cash flows would result in an impairment charge while the yield we recognize on the receivables portfolio would remain unchanged, which would have an adverse effect on our earnings.

Our earnings will be reduced by the payment of substantial amounts in income taxes as a result of our full utilization of our federal net operating loss carry-forward in 2003.

      Prior to fiscal year 2003, we did not pay Federal income taxes for several years as we utilized our net operating loss carry-forward to offset our Federal tax liability. As of December 31, 2002, we had an approximate $13.3 million Federal net operating loss carry-forward. In 2003, we fully utilized this carry-forward to partially offset our 2003 Federal tax obligation. As a result, we have begun to pay Federal income taxes at a 35% rate on taxable income requiring us to use a portion of our financial resources to pay Federal income taxes, which will reduce the funds we have available to invest in new receivables portfolios or for other corporate purposes.

We may not be successful at acquiring and collecting on portfolios consisting of new types of receivables.

      We may pursue the acquisition of portfolios consisting of assets with which we have little collection experience. We may not be successful in completing any of these acquisitions. Our lack of experience with new types of receivables may cause us to pay too much for these portfolios, which may also result in losses. Our limited experience in collection of these new types of receivables may result in losses.

Government regulation may limit our ability to recover and enforce the collection of receivables.

      Federal and state laws may limit our ability to recover and enforce receivables regardless of any act or omission on our part. Some laws and regulations applicable to credit card issuers or other debt originators may preclude us from collecting on receivables we purchase where the card issuer or originator failed to comply with applicable federal or state laws in generating or servicing the receivables that we have acquired.

      Laws relating to debt collections also directly apply to our business. Additional consumer protection or privacy laws and regulations may be enacted that impose additional restrictions on the collection of receivables. Such new laws may adversely affect our ability to collect on our receivables, which could adversely affect our earnings. Our failure or the failure of the originators of our receivables to comply with existing or new laws, rules or regulations could limit our ability to recover on receivables or cause us to pay damages to the original debtors, which could reduce our revenues and harm our business.

      Because our receivables are generally originated and serviced nationwide, we cannot assure you that the originating lenders have complied with applicable laws and regulations. While receivables acquisition contracts typically contain provisions indemnifying us for losses due to the originating institution’s failure to comply with applicable laws and other events, we cannot assure you that any indemnities received from originating institutions will be adequate to protect us from losses on the receivables or liabilities to customers.

We are subject to ongoing risks of litigation, including individual or class actions under securities, consumer credit, collections, employment and other laws.

      We operate in an extremely litigious climate and may be named as defendants in litigation, including individual or class actions under securities laws or employment laws as well as consumer credit, collections, and various other consumer-oriented laws.

      If our future quarterly operating results are below the expectations of securities analysts or investors, the price of our common stock may decline. Stock price fluctuations may be exaggerated if the trading volume of our common stock continues to be low. In the past, securities class action litigation has often been filed against a company after a period of volatility in the market price of its stock.

      Defending a lawsuit, regardless of its merit, could be costly and could divert management’s attention from the operation of our business. The use of certain collection strategies could be restricted if class action plaintiffs were to prevail in their claims. In addition, insurance costs continue to increase significantly and policy deductibles have also increased. All of these factors could have an adverse effect on our consolidated financial condition and results of operations.

We may make acquisitions that prove unsuccessful or strain or divert our resources.

      From time to time, we consider acquisitions of other companies in our industry that could complement our business, including the acquisition of entities in diverse geographic regions and entities offering greater access to businesses and markets that we do not currently serve. We may not be able to successfully acquire other businesses or, if we do, we may not be able to successfully integrate these businesses with our own. Further, acquisitions may place additional constraints on our resources such as diverting the attention of our management from other business concerns. Through acquisitions, we may enter markets in which we have limited or no experience. The occurrence of one or more of these events may divert management’s attention from the successful operation of our business, which may result in decreased collections and earnings. Moreover, any acquisition may result in a potentially dilutive issuance of equity securities, incurrence of additional debt and amortization of identifiable intangible assets, all of which could reduce our profitability.

Our failure to satisfy requirements pertaining to internal controls could subject us to fines and other regulatory penalties, and cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

      We are required to design, test and maintain internal controls adequate to produce reliable financial reports, minimize fraud and enable our independent auditors to report on our financial statements. In addition, in conjunction with the recently adopted regulations promulgated under Section 404 of the Sarbanes-Oxley Act and because of the appreciation in our stock price as well as our increased float resulting from our October 2003 public offering, as of June 30, 2004 we became subject to an accelerated requirement to render an annual management assessment of the effectiveness of our internal controls as of December 31, 2004. Our independent auditors are required to provide a report attesting to our assessment.

      Although we have made significant progress in performing the design and testing requirements underlying the assessment and attestation required by SOX 404, we recognize that there may not be sufficient time remaining for us (including the Big 4 accounting firm assisting us with our internal work) to timely complete by December 31, 2004 all steps required to permit management and the Company’s independent auditors to conclude that as of December 31, 2004 our internal controls over financial reporting were effective.

      In particular, during the course of our ongoing documentation and testing of our internal controls, we may identify one or more deficiencies in our existing internal controls that we would be required to remediate by December 31, 2004. If, after December 31, 2004, our outside auditors test our key controls and conclude that a certain number of such controls were not properly documented or were not functioning, we would not be able to timely remediate these deficiencies for purposes of the 2004 management report and auditor attestation. While we have yet to identify any significant deficiencies that we do not expect to remediate by year end, we believe that there is more than a remote possibility that we will fail to complete all of SOX 404’s requirements on a timely basis. If we cannot timely satisfy the requirements of SOX 404 (or if we are unable to provide reliable financial reports, prevent fraud or obtain an unqualified audit opinion), we could be subjected to fines and other regulatory penalties, and investors could lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

Recent legislative actions and proposed regulations will require corporate governance initiatives, which may be difficult and expensive to implement.

      To implement required corporate governance initiatives mandated by the Sarbanes-Oxley Act, the Securities and Exchange Commission and the recently adopted Nasdaq rules, we may be required to enhance our internal controls, hire additional personnel and utilize additional outside legal, accounting and advisory services, all of which would cause our general and administrative expenses to substantially increase. We also expect that the premiums we pay for directors’ and officers’ insurance policies will increase in the future as a result of higher claim rates incurred by insurers on other insured companies in recent years. These increased costs will adversely affect our operating results by increasing expenses by an amount that is significant for a company of our size. In addition, senior management’s attention to our core business may be diverted by these initiatives which could result in decreased collections and earnings.

We may not be able to hire and retain enough sufficiently trained employees to support our operations, and/or we may experience high rates of personnel turnover.

      Our industry is very labor intensive. We generally compete for qualified personnel with companies in our business and in the collection agency, tele-services and telemarketing industries. We will not be able to service our receivables effectively, continue our growth and operate profitably if we cannot hire and retain qualified collection personnel. Further, high turnover rate among our employees increases our recruiting and training costs and may limit the number of experienced collection personnel available to service our receivables. Our newer employees tend to be less productive and generally produce the greatest rate of personnel turnover. If the turnover rate among our employees increases, we will have fewer experienced employees available to service our receivables, which could reduce collections and therefore result in lower revenues and earnings.

The failure of our technology and phone systems could have an adverse effect on our operations.

      Our success depends in large part on sophisticated telecommunications and computer systems. The temporary or permanent loss of our computer and telecommunications equipment and software systems, through casualty, operating malfunction, software virus, or service provider failure, could disrupt our operations. In the normal course of our business, we must record and process significant amounts of data quickly and accurately to properly bid on prospective acquisitions of receivables portfolios and to access, maintain and expand the databases we use for our collection activities. Any simultaneous failure of our information systems and their backup systems would interrupt our business operations.

      Our business depends heavily on service provided by various local and long distance telephone companies. A significant increase in telephone service costs or any significant interruption in telephone services could negatively affect our operating results or disrupt our operations.

We may not be able to successfully anticipate, invest in or adopt technological advances within our industry.

      Our business relies on computer and telecommunications technologies and our ability to integrate new technologies into our business is essential to our competitive position and our success. We may not be successful in anticipating, managing, or adopting technological changes on a timely basis. Computer and telecommunications technologies are evolving rapidly and are characterized by short product life cycles.

      While we believe that our existing information systems are sufficient to meet our current and foreseeable demands and continued expansion, our future growth may require additional investment in these systems. We depend on having the capital resources necessary to invest in new technologies to acquire and service receivables. We cannot assure you that adequate capital resources will be available to us.

We may not be able to adequately protect the intellectual property rights upon which we rely.

      We rely on proprietary software programs and valuation and collection processes and techniques and we believe that these assets provide us with a competitive advantage. We consider our proprietary software, processes and techniques to be trade secrets. We may not be able to adequately protect our technology and data resources.

We have engaged in transactions with members of our Board of Directors, significant stockholders, and entities affiliated with them; future transactions with related parties could pose conflicts of interest.

      In the past, we have engaged in transactions with members of our Board of Directors, significant stockholders, and entities affiliated with them, which inherently give rise to conflicts of interest. For example, certain of these parties have previously provided financing and financial guarantees to Encore and have received additional equity interests, such as warrants, in connection with such transactions. Transactions with related parties such as these pose a risk that such transactions are on terms that are not as beneficial to the Company as those that may be arranged with third parties. Our Board of Directors monitors transactions entered into by the Company and where such transactions involve a related party or otherwise are perceived to present a conflict of interest, takes steps designed to mitigate such conflicts, such as submitting the proposed transaction to those directors who are unaffiliated with the related party involved in the transaction or otherwise not subject to a conflict of interest for their review and approval.

      For more information concerning the potential conflicts that may arise, please see the section entitled “Related Party Transactions.”

Risks Related To This Offering and Our Capital Structure

Our directors, executive officers, and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

      After this offering, assuming that all of the shares covered by this prospectus are sold, our officers, directors, and principal stockholders holding more than five percent of our common stock together will control approximately 42% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to effectively control the management and affairs of our company and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control or a merger, consolidation, or other business combination at a premium price if these stockholders oppose it, and generally may not be in the best interest of our other stockholders.

A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

      If our stockholders sell substantial amounts of our common stock in the public market after this offering, including shares issued upon the exercise of outstanding options, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

Your ownership interest in Encore will be diluted upon issuance of shares we have reserved for future issuance.

      On November 30, 2004, 22,118,604 shares of our common stock were outstanding, and 2,549,191 additional shares of our common stock were reserved for issuance as follows:

•	2,132,359 shares of our common stock issuable upon exercise of options with a weighted average exercise price of $6.40 per share as of October 31, 2004; and

•	up to 416,832 additional shares of our common stock reserved for future issuance under our equity participation plan.

      The issuance of these additional shares will reduce your percentage ownership in Encore.

We can issue preferred stock without your approval, which could adversely affect your rights.

      Our certificate of incorporation authorizes us to issue shares of “blank check” preferred stock, the designation, number, voting powers, preferences, and rights of which may be fixed or altered from time to time by our board of directors. Accordingly, the board of directors has the authority, without stockholder approval, to issue preferred stock with rights that could adversely affect the voting power or other rights of the common stock holders or the market value of the common stock.

Anti-takeover provisions in our charter documents and state law may inhibit beneficial changes of control.

      Our certificate of incorporation and by-laws and Delaware law contain provisions which could make it more difficult for a third party to acquire us, even if such a change in control would be beneficial to our stockholders. For example:

•	our board of directors has the power to issue shares of preferred stock and set the related terms without stockholder approval;

•	we are restricted in our ability to enter into business combinations with “interested stockholders;”

•	our stockholders may hold a special meeting only if our board of directors calls the meeting or if a majority of the votes entitled to be cast at a special meeting make a written demand for the meeting; and

•	we require advanced notice for nominating candidates and for stockholder proposals.

FORWARD-LOOKING STATEMENTS

      This prospectus and each prospectus supplement include and incorporate forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or incorporated into this prospectus or any prospectus supplement regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would,” and similar expressions are intended to identify forward-looking statements.

      Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included in this prospectus and will include in each prospectus supplement important factors that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. See “Risk Factors.” We are not obligated to publicly update or revise any forward looking statements, whether as a result of new information, future events, or for any other reason.

USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of shares of our common stock hereunder by the selling stockholders. We will receive payments for option exercises by one selling stockholder, estimated at approximately $550,000, assuming that such selling stockholder exercises all options held by him with respect to shares covered by this prospectus.

SELLING STOCKHOLDERS

      The following table sets forth certain information regarding the beneficial ownership of common stock by the selling stockholders. Except as indicated in the footnotes to this table and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. The table below includes the number of shares underlying options which are exercisable within 60 days from November 30, 2004. Calculations of beneficial ownership are based on 22,118,604 shares of our common stock outstanding on November 30, 2004.

      Selling stockholders, including their transferees, pledgees or donees or their respective successors, may from time to time offer and sell under this prospectus any or all of the common stock covered by this prospectus. When we refer to the “selling stockholders” in this prospectus, we mean those persons listed in the table below, as well as their transferees, pledges or donees or their respective successors.

      The selling stockholders listed in the table below may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their common stock since the date as of which the information in the table is presented. Information about the selling stockholders may change over time. Any changed information will be set forth in an amendment to the registration statement or supplement to this prospectus, as required by law.

      The number of shares of common stock that may be actually sold by each selling stockholder will be determined by such selling stockholder. Because each selling stockholder may sell all, some or none of the shares of common stock which each holds, no estimate can be given as to the number of shares of common stock that will be held by the selling stockholders upon termination of this offering. The information set forth in the following table regarding the beneficial ownership after resale of shares is based on the assumption that each selling stockholder will sell all of the shares of common stock owned by that selling stockholder and covered by this prospectus.

	Number of Shares		Number of Shares
	of Common Stock	Number of Shares	of Common Stock	Percent	Percent
	Beneficially	of Common Stock	Beneficially	Beneficially	Beneficially
Name of	Owned Before	Included in This	Owned After This	Owned Before	Owned After
Beneficial Owner	This Offering(1)	Offering	Offering(1)	This Offering	This Offering

Consolidated Press International Holdings
Limited(2)	4,920,705	1,200,000	3,720,705	22.3%	16.8%
54-58 Park Street, Sydney NSW 2000, Australia
Nelson Peltz(3)	4,082,163	1,187,064	2,895,099	18.5%	13.1%
c/o Triarc Companies, Inc. 280 Park Avenue New York, NY 10017
Peter W. May(4)	2,977,453	895,928	2,081,525	13.5%	9.4%
c/o Triarc Companies, Inc. 280 Park Avenue New York, NY 10017
Triarc Companies, Inc.(5)	2,002,865	604,790	1,398,075	9.1%	6.3%
280 Park Avenue New York, NY 10017
Madison West Associates Corp.(6)	1,901,590	604,790	1,296,800	8.6%	5.9%
c/o Triarc Companies, Inc. 280 Park Avenue New York, NY 10017

	Number of Shares		Number of Shares
	of Common Stock	Number of Shares	of Common Stock	Percent	Percent
	Beneficially	of Common Stock	Beneficially	Beneficially	Beneficially
Name of	Owned Before	Included in This	Owned After This	Owned Before	Owned After
Beneficial Owner	This Offering(1)	Offering	Offering(1)	This Offering	This Offering

Neale M. Albert(7)	1,540,898	873,412	667,486	7.0%	3.0%
c/o Paul, Weiss, Rifkind, Wharton & Garrison 1285 Avenue of the Americas New York, NY 10019
Robert M. Whyte(8)	1,100,897	200,000	900,897	5.0%	4.1%
c/o Audant Investments Pty Limited Level 4 Quay West 111 Harrington Street Sydney NSW 2000, Australia
Eric D. Kogan(9)	226,744	98,987	127,757	1.0%	*
c/o Clarion Capital Partners, LLC 110 East 59th Street New York, NY 10022
Edward P. Garden(10)	57,385	57,385	—	*	—
c/o Triarc Companies, Inc. 280 Park Avenue New York, NY 10017
Barry R. Barkley(11)	153,829	50,000	103,829	*	*
c/o Encore Capital Group, Inc. 8875 Aero Drive, Suite 200 San Diego, CA 92123

*	indicates ownership of less than 1%.

(1)	The numbers and percentages shown include the shares of common stock actually beneficially owned as of November 30, 2004, and the shares of common stock that the person or group had the right to acquire within 60 days of such date. In calculating the percentage of ownership, all shares of common stock that the identified person or group had the right to acquire within 60 days of November 30, 2004, upon the exercise of options are deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person.

(2)	According to Amendment No. 8 to Schedule 13D filed on October 22, 2003 by Consolidated Press International Holdings Limited (“CPIHL”) and C. P. International Investments Limited (“CPII”) to further supplement and amend the Schedule 13D originally filed by CPIHL and CPII on February 22, 2000, as supplemented and amended by Amendment No. 1 dated March 22, 2001, by Amendment No. 2 dated August 28, 2001, by Amendment No. 3 dated February 27, 2002, by Amendment No. 4 dated April 18, 2002, by Amendment No. 5 dated August 26, 2003, by Amendment No. 6 dated August 29, 2003, and by Amendment No. 7 to Schedule 13D filed on September 29, 2003, each of CPII and CPIHL may be deemed the beneficial owners of these shares. The shares reported include 4,920,705 shares directly owned by CPII. CPII has sole voting and dispositive power with respect to these shares. Of the shares included in this offering, 1,200,000 are being offered by CPII.

(3)	Based upon information provided on behalf of Madison West Associates Corp. (“Madison West”), Triarc Companies, Inc. (“Triarc”), Nelson Peltz, Peter W. May and Neale M. Albert (the “Madison West Ownership Information”), Mr. Peltz is a co-trustee of the Nelson Peltz Children’s Trust (the “NP Trust”) and a general partner of the Peltz Family Limited Partnership (the “Peltz LP”) and in such capacity shares voting and dispositive power over the 581,310 shares of common stock directly owned by the NP Trust and the 1,497,988 shares directly owned by the Peltz LP. According to the Madison West Ownership Information, Mr. Peltz may be deemed the beneficial owner of approximately 45.6% of the voting power of the outstanding capital stock of Triarc, and as such, Mr. Peltz may be deemed to share voting and dispositive power with Triarc and Mr. May over the 2,002,865 shares of common stock beneficially owned by Triarc (see note (5) below). As a result, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934 (“Rule 13d-3”), Mr. Peltz may be deemed the beneficial owner of (i) the 581,310 shares of common stock directly owned by the NP Trust, (ii) the 1,497,988 shares of common stock directly owned by the Peltz LP; and (iii) the 2,002,865 shares of common stock beneficially owned by Triarc, which would, in the aggregate, constitute approximately 18.5% of the outstanding shares of our common stock. Mr. Peltz disclaims beneficial ownership of such shares. Of the shares included in this offering, 581,310 shares are being offered by the NP Trust, 964 shares are being offered by the Peltz LP, and 604,790 shares are being offered by Madison West. Mr. Peltz is Chairman, Chief Executive Officer, and a director of Triarc. Mr. Peltz has served as a director of Encore since January 2003 and previously served as a director of Encore from February 1998 until October 2001.

(4)	According to the Madison West Ownership Information, Mr. May is a co-trustee of each of the Jonathan P. May 1998 Trust (the “JM Trust”) and the Leslie A. May 1998 Trust (the “LM Trust”), and in such capacity Mr. May shares voting and dispositive power with Neale M. Albert over the 479,794 shares of common stock directly owned by the JM Trust and the 479,794 shares of common stock directly owned by the LM Trust (see note (7) below). Mr. May also beneficially owns 15,000 shares of common stock that he acquired through a brokerage transaction and has sole voting and dispositive power over such shares. According to the Madison West Ownership Information, Mr. May may be deemed the beneficial owner of approximately 45.6% of the voting power of the outstanding capital stock of Triarc, and as such, Mr. May may be deemed to share with Triarc and Mr. Peltz voting and dispositive power over the 2,002,865 shares of common stock beneficially owned by Triarc (see note (5) below). As a result, pursuant to Rule 13d-3, Mr. May may be deemed the beneficial owner of (i) the 479,794 shares of common stock directly owned by the JM Trust, (ii) the 479,794 shares of common stock directly owned by the LM Trust, (iii) the 2,002,865 shares of common stock beneficially owned by Triarc, and (iv) the 15,000 shares of common stock owned directly by Mr. May, which, in the aggregate, constitute approximately 13.5% of the outstanding shares of our common stock. Mr. May disclaims beneficial ownership of all such shares other than the 15,000 shares of common stock that he owns directly. Of the shares included in this offering, 145,569 shares are being offered by the JM Trust, 145,569 shares are being offered by the LM Trust and 604,790 shares are being offered by Madison West. Mr. May is President, Chief Operating Officer, and a director of Triarc. Mr. May has served as a director of Encore since February 1998.

(5)	According to the Madison West Ownership Information, Triarc may be deemed the beneficial owner of 2,002,865 shares of common stock, including (i) 1,901,590 shares of common stock directly owned by Madison West; and (ii) 101,275 shares of common stock directly owned by Triarc. The aggregate holdings of Triarc constitute approximately 9.1% of the outstanding shares of our common stock. Triarc shares with Madison West, Mr. Peltz and Mr. May voting and dispositive power over the 1,901,590 shares of common stock beneficially owned by Madison West and shares with Mr. Peltz and Mr. May voting and dispositive power over the 101,275 shares of common stock directly owned by Triarc. Of the shares included in this offering, 604,790 shares are being offered by Madison West.

(6)	According to the Madison West Ownership Information, Madison West may be deemed the beneficial owner of 1,901,590 shares of common stock, which constitute approximately 8.6% of the outstanding shares of our common stock. Madison West shares with Triarc, Mr. Peltz and Mr. May voting and dispositive power over the 1,901,590 shares of common stock beneficially owned by Madison West. Of the shares included in this offering, 604,790 shares are being offered by Madison West.

(7)	According to the Madison West Ownership Information, Mr. Albert is a co-trustee of each of the NP Trust, the JM Trust and the LM Trust (see note (4) above), and in such capacity Mr. Albert shares with Mr. Peltz voting and dispositive power over the 581,310 shares of common stock directly owned by the NP Trust, and shares with Mr. May voting and dispositive power over the 479,794 shares of common stock directly owned by the JM Trust and the 479,794 shares of common stock directly owned by the LM Trust. As a result, pursuant to Rule 13d-3, Mr. Albert may be deemed the beneficial owner of 1,540,898 shares, which constitute approximately 7.0% of the outstanding shares of our common stock. Mr. Albert disclaims beneficial ownership of such shares. Of the shares included in this offering, 582,274 shares are being offered by the NP Trust, 145,569 shares are being offered by the JM Trust and 145,569 shares are being offered by the LM Trust.

(8)	According to Amendment No. 3 to Schedule 13D filed on September 29, 2003 by Robert Michael Whyte to further supplement and amend the Schedule 13D originally filed on March 4, 2002 by Mr. Whyte, as supplemented and amended by Amendment No. 1 dated April 18, 2002 and by Amendment No. 2 dated August 29, 2003 and updated to reflect a sale reported on Form 4 filed by Mr. Whyte on October 21, 2003, Mr. Whyte is the beneficial owner of 1,100,897 shares of common stock, or approximately 5.0% of the outstanding shares of our common stock. Of the shares included in this offering, 200,000 shares are being offered by Mr. Whyte. Mr. Whyte has served as a director of Encore since February 1998.

(9)	Consists of 210,077 shares held directly and 16,667 shares issuable upon exercise of vested stock options. Mr. Kogan has served as a director of Encore since February 1998. From April 1993 until April 2002, Mr. Kogan was an officer of Triarc.

(10)	Mr. Garden is an Executive Vice President of Triarc and is the son-in-law of Mr. Peltz.

(11)	Consists of 37,162 shares held by Mr. Barkley as trustee of a trust for his benefit and 116,667 shares issuable upon vested stock options. Mr. Barkley joined Encore in May 2000 and serves as Executive Vice President and Chief Financial Officer.

RELATED PARTY TRANSACTIONS

Guarantees of Line of Credit

      Until October 14, 2003, we maintained a facility with Bank of America, NA, formerly NationsBank, NA, for a revolving line of credit of up to $5.0 million. Among others, some of the selling stockholders and their affiliates had guaranteed this facility, including Messrs. Garden, May, Peltz and Kogan, Triarc and Consolidated Press Holdings Limited. In connection with such guarantee, an aggregate fee of $75,000 per quarter was paid to the guarantors during the second and third quarters of 2003. The line of credit was terminated on October 14, 2003.

Guarantees of Senior Notes

      On January 12, 2000, we issued $10 million in principal amount of 12% Series No. 1 Senior Notes to an institutional investor. The Senior Notes were our unsecured obligations but were guaranteed by Triarc, one of the selling stockholders. As of November 30, 2004, Triarc beneficially owned approximately 9.1% of the outstanding shares of our common stock. In connection with the issuance of the Senior Notes, we issued warrants to Triarc to acquire up to 100,000 shares of our common stock of at an exercise price of $0.01 per share. The warrants contained anti-dilution provisions. In addition, we paid a fee to Triarc in the amount of $0.2 million in consideration of Triarc’s guarantee of this indebtedness. We engaged an independent valuation firm to determine the allocation of the $10 million principal amount between the Senior Notes and the warrants. Based upon the valuation, the warrants were valued at approximately $3.05 per share. This valuation of $3.05 per share results in the warrants being included as a component of stockholders’ equity in the amount of $1.6 million with the same amount recorded as a debt discount to the $10 million note payable. The Senior Notes bore interest at 8% per annum until January 15, 2007, when the entire unpaid amount is due. The Senior Notes required semi-annual interest payments on January 15 and July 15. Since February 2002, we made the interest payments in cash. On October 1, 2003, the Senior Notes were repaid in full, at par, in accordance with their terms, with the proceeds of a secondary public offering of our common stock. None of the warrants we issued in connection with the issuance of the Senior Notes remain outstanding.

Preferred Stock

      On February 22, 2002, certain existing stockholders and their affiliates made an additional $5.0 million investment in us, including, among others, Messrs. Kogan and Whyte, entities affiliated with Messrs. Peltz and May, and entities affiliated with Triarc Companies, Inc. and Consolidated Press International Holdings Limited. Immediately prior to such investment, all of the investors participating in the transaction on a collective basis beneficially owned in excess of 50% of our common stock. In a related transaction, our Senior Notes lender forgave $5.3 million of outstanding debt. The terms of the investment were negotiated by a committee of the board of directors composed of an independent director, with the assistance of independent advisors.

      These investors purchased 1,000,000 shares of our Series A Convertible Preferred Stock at a price of $5.00 per share. Each share of Series A Convertible Preferred Stock is convertible at the option of the holder at any time into ten shares of common stock at a conversion price of $0.50 per share of common stock, subject to customary anti-dilution adjustments. The last reported sale price of our common stock prior to such investment was $0.35 per share. The Series A Convertible Preferred Stock had a cumulative dividend, payable semi-annually. Until February 15, 2004, dividends were payable in cash and/or additional Series A Convertible Preferred Stock, at our option, at the rate of 10.0% per annum. Thereafter, dividends would have been payable only in cash, at a rate of 10.0% per annum. Since issuance, all dividends with respect to our Series A Convertible Preferred Stock have been paid in cash. The dividend rate would have increased to 15.0% per annum in the event of a qualified public offering, a change of control (each as defined) or the sale of all or substantially all of our assets. In the event dividends were not declared or paid, the dividends would have accumulated on a compounded basis. The Series A Convertible Preferred Stock had a liquidation preference equal to the sum of the stated value of the Series A Convertible Preferred Stock ($5.0 million in the aggregate) plus all accrued and unpaid dividends thereon and also a participation payment equal to shares of common stock at the conversion price and/or such other consideration that would be payable to holders of the Series A Convertible Preferred Stock if their shares had been converted into shares of our common stock immediately prior to such liquidation or sale event.

      Pursuant to an agreement between us and the holders of the Series A Preferred Stock, all of the preferred shares were converted into 10,000,000 shares of our common stock simultaneously with the closing of the public offering of our common stock on October 1, 2003. The holders of the Series A Preferred Stock were paid accrued dividends to the conversion date in accordance with the terms of the Series A Preferred Stock, but did not pay or receive any other consideration in connection with the conversion.

Temporary Line of Credit

      Effective October 31, 2000, we executed an agreement with CTW Funding, LLC, for a $2.0 million stand-by working capital line of credit secured by substantially all of our assets and those of our subsidiaries. The members of CTW Funding, LLC included, among others, Messrs. Garden, Kogan and Whyte, entities affiliated with Messrs. Peltz and May, and entities and individuals affiliated with Triarc Companies, Inc. and Consolidated Press International Holdings Limited. In connection with this agreement, the lenders received warrants to acquire 250,000 shares of our common stock at $0.01 per share. As of December 31, 2001, when our stand-by line expired, no indebtedness existed. The fair value of the warrants, $0.1 million, was accounted for by recording deferred loan costs with an offset to additional paid-in capital as a component of stockholders’ equity. All 250,000 warrants were exercised on April 16, 2002.

Public Offerings

      In October 2003 we completed an underwritten public offering in which we sold 3,000,000 shares of our common stock and certain selling stockholders sold 2,750,000 shares of common stock (including the underwriters’ over-allotment option). Pursuant to registration rights granted to such parties, we bore certain customary costs related to the offering on behalf of the selling stockholders. Among the selling stockholders were Messrs. Barkley, Garden, Kogan and Whyte, entities affiliated with Messrs. May and Peltz, C. P. International Investments Limited, Madison West Associates Corp., an affiliate of Triarc and of Messrs. May and Peltz, certain current officers and employees of the Company, certain current and former officers and employees of Triarc; and Peter Nigel Stewart Frazer, the father-in-law of Robert M. Whyte. Total offering expenses paid on behalf of Encore and the selling stockholders were approximately $0.9 million.

      The shares included in this offering are being sold by selling stockholders. Pursuant to registration rights granted to such parties, we are bearing certain customary costs related to the offering on behalf of the selling stockholders, estimated to be approximately $0.5 million.

DESCRIPTION OF COMMON STOCK

      The following summary does not purport to be complete. You should read the applicable provisions of the Delaware General Corporation Law, our certificate of incorporation and by-laws.

      We are authorized to issue up to 50,000,000 shares of common stock, par value $0.01 per share. At November 30, 2004, we had 22,118,604 shares of our common stock outstanding. Holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders generally. Stockholders have no right to cumulate their votes in the election of directors. Our certificate of incorporation gives holders of common stock no preemptive or other subscription or conversion rights, and there are no redemption provisions with respect to the shares. Each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. The issued and outstanding shares of common stock are fully paid and nonassessable.

PLAN OF DISTRIBUTION

      The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders and their successors, including their transferees, pledges or donees or their respective successors. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. These sales may be made on one or more exchanges, on the Nasdaq National Market, or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell their shares by one or more of, or a combination of, the following methods:

•	to or through underwriters or dealers;

•	directly to one or more purchasers;

•	through agents;

•	block trade(s) in which a broker-dealer attempts to sell the shares as agent but may resell a portion of the block as principal to facilitate the transaction;

•	purchase(s) by a broker-dealer as principal and resale(s) by the broker-dealer for its account under this prospectus;

•	a distribution in accordance with the rules of any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale (including The Nasdaq National Market System);

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers;

•	privately negotiated transactions between the selling stockholders and purchasers, without a broker dealer;

•	“at the market” to or through market makers or into an existing market for the shares; or

•	through a combination of any of such methods of sale.

      If agents or underwriters are used in the sale, the applicable prospectus supplement with respect to the offered shares of common stock will describe the terms of the offering, including:

•	the name or names of any agents or underwriters;

•	the purchase price of such shares and any proceeds to us from the exercise of options with respect to shares included in such sale;

•	any underwriting discounts and other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which such shares may be listed.

      Only agents or underwriters named in the prospectus supplement are deemed to be agents or underwriters in connection with the shares of common stock offered thereby. If underwriters are used in the sale, the shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, either:

•	at a fixed public offering price or prices;

•	at market prices prevailing at the time of sale;

•	at varying prices determined at the time of sale; or

•	at negotiated prices.

      The obligations of the underwriters to purchase the shares of common stock will be subject to various conditions precedent, and the underwriters will be obligated to purchase all of the shares offered by the applicable prospectus supplement if any of such shares are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

      The selling stockholders may also sell shares of common stock directly or through agents designated from time to time. Any agent involved in the offering and sale of the offered shares of common stock will be named in the applicable prospectus supplement. Any commissions payable by the selling stockholders to such agent will be set forth in the applicable prospectus supplement. Unless otherwise indicated in such prospectus supplement, any such agent is acting on a best efforts basis for the period of its appointment.

      If so indicated in a prospectus supplement, the selling stockholders will authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase shares of common stock providing for payment and delivery on a future date specified in such prospectus supplement. There may be limitations on the number of shares that may be purchased by any such institutional investor or on the number of shares that may be sold pursuant to such arrangements.

      Institutional investors to which such offers may be made, when authorized, include, commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions we may approve. The obligations of any such purchasers under this delayed delivery and payment arrangement will only be subject to the following two conditions:

•	at the time of delivery the purchase of the shares of common stock by an institution will not be prohibited under the laws of any jurisdiction in the United States to which such institution is subject; and

•	if the shares of common stock are being sold to underwriters, the selling stockholders will have sold to such underwriters the total number of shares less the number of shares covered by such arrangements.

      Underwriters will not have any responsibility in respect of the validity of such arrangements or the performance of the selling stockholders or such institutional investors.

      Shares of our common stock may be offered or sold in connection with the settlement of forward purchase contracts the selling stockholders enter into from time to time with a financial institution. The financial institution may be deemed to be an underwriter or may be deemed to be a selling stockholder. If any such sales are conducted, whether the third party is deemed to be an underwriter or a selling stockholder, the prospectus supplement related to such sales will set forth, as required, the following information:

•	the identity of the underwriter or selling stockholder;

•	the number of shares being sold;

•	the aggregate number of shares held by the financial institution before and after the proposed sale; and

•	any material arrangements between us or the selling stockholder and the financial institution within the past three years.

      The selling stockholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

      In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

      We will keep the registration statement, of which this prospectus is a part, effective until the earlier of (i) six months following the effective date of the registration statement of which this prospectus is a part, or (ii) such time as all of the shares of common stock registered pursuant to the registration statement, of which this prospectus is a part, have been sold hereunder or pursuant to Rule 144 under the Securities Act. No sales may be made pursuant to this prospectus after such period unless we amend the registration statement, of which this prospectus is a part, or supplement this prospectus, as required by law, to indicate that we have agreed to extend such period of effectiveness.

      We have agreed, among other things, to bear all fees and expenses, other than selling expenses, discounts, concessions and commissions, in connection with the registration and sale of the shares of common stock under this prospectus.

      In connection with an offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by underwriters of a greater number of shares than they are required to purchase in an offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the securities while an offering is in progress.

      The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased shares of common stock sold by or for the account of the underwriter in stabilizing or short-covering transactions.

      These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the shares of common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on an exchange or automated quotation system, if the securities are listed on that exchange or admitted for trading on that automated quotation system, or in the over-the-counter market or otherwise.

      Agents and underwriters may be entitled under agreements entered into with the selling stockholders to indemnification against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, may engage in transactions with, or perform services for, the selling stockholders in the ordinary course of business.

LEGAL MATTERS

      The validity of the shares of common stock offered by this prospectus will be passed upon by Snell & Wilmer, L.L.P., Phoenix, Arizona.

EXPERTS

      The consolidated financial statements appearing in the Annual Report on Form 10-K for the year ended December 31, 2003 incorporated by reference in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, independent registered public accounting firm, to the extent and for the periods set forth in their report incorporated by reference in this Prospectus and in the Registration Statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements, and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C. and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to incorporate by reference the information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be a part of this prospectus.

      Information that we file later with the SEC will automatically update and supersede this information. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any documents previously incorporated by reference have been modified or superseded. We incorporate by reference into this prospectus the following documents:

       1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (File No. 000-26489);

       2. Our Quarterly Report on Form 10-Q for the three months ended March 31, 2004 (File No. 000-26489);

       3. Our Quarterly Report on Form 10-Q for the three and six months ended June 30, 2004 (File No. 000-26489);

       4. Our Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2004 (File No. 000-26489);

       5. Our Proxy Statement filed with the SEC on April 1, 2004 (File No. 000-26489);

       6. Our Current Report on Form 8-K filed with the SEC on May 5, 2004 (File No. 000-26489);

       7. Our Current Report on Form 8-K filed with the SEC on July 2, 2004 (File No. 000-26489);

       8. Information filed pursuant to Item 1.01 of our Current Report on Form 8-K filed with the SEC on September 16, 2004 (File No. 000-26489);

       9. Information filed pursuant to Item 5.02 of our Current Report on Form 8-K filed with the SEC on October 28, 2004 (File No. 000-26489);

      10. Our Current Report on Form 8-K filed with the SEC on December 3, 2004 (File No. 000-26489);

      11. The description of our common stock contained in our Registration Statement on Form S-1, filed on September 2, 2003 (File No. 333-108423); and

      12. All documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement and before effectiveness of this registration statement, and after the date of this prospectus and until the selling stockholders have sold all of the common stock covered by this prospectus or the date that this registration statement is withdrawn; provided, however, that we are not incorporating any information furnished under either Item 9 or Item 12 (or Item 2.02 or Section 7) of any current report on Form 8-K.

      You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us at the following address or telephone number:

Encore Capital Group, Inc.

8875 Aero Drive, Suite 200
San Diego, California 92123
Attn: Investor Relations
(877) 445-4581 ext. 5184